UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FB Financial Corporation
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)
30257X104
(CUSIP Number)

June 10, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	30257X104	13G

1	NAMES OF REPORTING PERSONS

James W. Ayers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,121,743

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
11,121,743

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,121,743

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.5%[1]

12	TYPE OF REPORTING PERSON*
IN

1
This percentage is calculated based on 47,360,950 shares of the Issuer’s Common Stock outstanding as of June 4, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission and dated June 8, 2021.

Item 1 (a)	Name of Issuer:

The name of the Issuer is FB Financial Corporation (the “Issuer”).

(b)	Address of Issuer's Principal Executive Offices:

211 Commerce Street, Suite 300, Nashville, TN 37201

Item 2(a)	Name of Person Filing:

James W. Ayers

(b)	Address of Principal Business Office or, if none, Residence:

The address for the principal business office of James W. Ayers is: c/o Ayers Asset Management, Inc. 211 Commerce Street, Suite 300, Nashville, Tennessee 37201

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, Par Value $1.00 Per Share

(e)	CUSIP No.:

30257X104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

The total number of shares of Common Stock beneficially owned by the Reporting Person includes 11,116,903 shares held directly by the Reporting Person and 4,840 shares held indirectly through Ayers Asset Management, Inc., or which the Reporting Person is the sole shareholder. The Reporting Person has sole voting and investment power over the shares held indirectly through Ayers Asset Management, Inc.

(a)	Amount beneficially owned: 11,121,743

(b)	Percent of class: 23.5%[1]

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 11,121,743

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: 11,121,743

	(iv)	Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2021

James W. Ayers

/s/ James W. Ayers
Name: James W. Ayers

5